SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: December 18, 2002

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800 855 — 2nd Street S.W.
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:	Form 40-F: ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A     .

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, No. 333-85598 and No. 333-98087.

SIGNATURES
Form 6-K Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: December 18, 2002

Form 6-K Exhibit Index

Exhibit No.

1.	News Release dated December 18, 2002 referenced as: “EnCana Appoints Randall Eresman as Senior Executive Vice-President & COO.”

EnCana appoints Randall Eresman as
Senior Executive Vice-President & COO

CALGARY, Alberta (December 18, 2002) — EnCana Corporation (TSX, NYSE: ECA) today announced the appointment of Randall K. Eresman as Senior Executive Vice-President & Chief Operating Officer. With this appointment Eresman assumes leadership of EnCana’s worldwide oil and gas exploration and production activities.

“I am extremely pleased to make this announcement,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “Randy has a disciplined, strategic approach to selecting and executing both internal growth projects and opportunistic asset acquisitions. I believe his track record of shareholder value creation is one of the most outstanding in the North American oil and gas industry. Under Randy’s leadership, EnCana’s family of high performance upstream business units will focus on our goal of being the highest performing flagship independent oil and gas company.”

Randy Eresman was born in Medicine Hat, Alberta and received his Bachelor of Science degree in petroleum engineering from the University of Wyoming. Randy joined legacy company Alberta Energy Company Ltd. (AEC) in 1980, where he played key roles in oil and natural gas exploration and production and the development of the AECO gas storage facility. He was appointed Vice-President of AEC Oil & Gas, a division of AEC, in 1996 and President, AEC Oil & Gas Partnership in 1999 — roles in which he led the tripling of AEC’s production and reserves. Since the creation of EnCana, he has held the position of Executive Vice-President responsible for the Onshore North America division. Eresman is a professional engineer in Alberta and a member of the Young President’s Organization.

EnCana Corporation

EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a very large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, selecting and executing internal growth projects and opportunistic asset acquisitions, EnCana’s performance and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and its indirect wholly owned subsidiary, AEC. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation and Alberta Energy Company Ltd. is available on the company’s Web site, www.encana.com.

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737	Alan Boras Manager, Media Relations (403) 645-4747